Exhibit 99.3

Control Number:	Number of Shares:	Registered Shareholder:

Mint Incorporation Limited
17/F, Wing Kwok Centre, No.182 Woosung Street,
Jordan, Kowloon, Hong Kong

PROXY CARD

Extraordinary General Meeting of Shareholders
To be held on August 18, 2026 at 10:00 a.m., Hong Kong Time (August 17, 2026 at 10:00 p.m. Eastern Time)

The undersigned hereby appoints Hoi Lung Chan as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Mint Incorporation Limited (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “EGM”) of the Company and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” Items 1 and 2 of the EGM.

Item 1

Resolved that subject to (i) the separate class consents from both the holders of Class A Ordinary Shares and the holders of Class B Ordinary Shares to the proposed variation of rights of Class B Ordinary Shares that the voting rights attached to each Class B Ordinary Share be increased from twenty (20) votes to two hundred (200) votes on all matters subject to vote at general meetings of the Company (the “Class Rights Variation”) and (ii) the corporate approval for the proposed increase of the number of the Company’s authorized shares from a maximum of 28,000,000 shares divided into 25,200,000 class A ordinary shares of no par value each and 2,800,000 class B ordinary shares of no par value each to a maximum of 280,000,000 shares divided into 252,000,000 class A ordinary shares of no par value each and 28,000,000 class B ordinary shares of no par value each (the “Increase of Authorized Shares”), the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”), in the substantial form attached as Appendix A to this notice, be adopted in its entirety and in substitution for and to the exclusion of, the current memorandum and articles of association of the Company. (the “Adoption of the Third Amended and Restated M&A”)

[ ] For	[ ] Against	[ ] Abstain
Item 2

Resolved that the EGM be adjourned to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One (the “Adjournment”).

[ ] For	[ ] Against	[ ] Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the EGM or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2026
Signature
Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

To vote by Internet

1) Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1) Call the telephone number on your voting card or email.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form.

2) Sign, date, and return your voting card in the enclosed envelope.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

If you vote by proxy, the latest we will accept voting is on August 17, 2026, at 10:00 a.m., Hong Kong Time (August 16, 2026, at 10:00 p.m. Eastern Time).

The Proxy Statement and the form of Proxy Card are available at www.proxyvote.com.

Consent to electronic delivery of proxy material: __________________________ (email address).